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sgiove@shearman.com	May 22, 2013

212-848-7325

Via EDGAR

Luna Bloom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

WebMD Health Corp.

SEC Comment Letter dated May 8, 2013 (the “Comment Letter”)

Dear Ms. Bloom:

By this letter, I am confirming on behalf of our client, WebMD Health Corp. (the “Company”), our conversation from today pursuant to which we agreed that the Company will have until June 6, 2013 to respond to the above-referenced comment letter received from the staff of the Securities and Exchange Commission. While the Company is working expeditiously to respond to the Comment Letter, the Company requested this extension in order to have adequate time for the Company and its advisors to fully consider and respond to all of the points raised in the Comment Letter.

If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.

Very truly yours,

/s/ Stephen T. Giove
Stephen T. Giove Partner

cc:	Stephen Krikorian, Securities and Exchange Commission
Amanda Kim, Securities and Exchange Commission
Lewis H. Leicher, WebMD Health Corp.

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